Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Heidrick & Struggles International, Inc.:

We consent to the use of our report dated March 13, 2018, with respect to the consolidated balance sheets of Heidrick & Struggles International, Inc. as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, incorporated herein by reference.

/s/ KPMG LLP
Chicago, Illinois
June 5, 2018